June 8, 2015

Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

USA

Re:	Benitec Biopharma Limited

Draft Registration Statement on Form F-1

Submitted May 4, 2015

CIK No. 0001552795

Dear Mr. Riedler:

Set forth below are the responses of Benitec Biopharma Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated June 1, 2015 (the “Comment Letter”). On behalf of the Company, I wish to thank you and the other members of the Staff for your prompt response.

The Company has responded to the Staff’s comment either by revising the Company’s registration statement on Form F-1 to comply with the comment, providing an explanation if the Company has not so revised the registration statement or providing supplemental information as requested.

Set forth below are the Company’s responses to the comments contained in the Comment Letter. The comments are retyped below for your ease of reference. We have included page numbers to refer to the location of the revised registration statement where the language addressing a particular comment appears.

Prospectus Summary, Our Pipeline, page 3

1.	Please add a column naming the product candidate that corresponds to each indication in your product pipeline table.

The table has been revised in response to the Staff’s comment. See page 3.

2.	As currently presented, the table appears to convey progress towards regulatory approval that may be misleading for investors. For example, the progress for TT-034 in the Hepatitis C indication appears to be near completion, but a Phase I/II clinical trial has only recently been initiated. Please revise the table to more accurately reflect the timeline for regulatory approval.

The table has been revised in response to the Staff’s comment. See pages 3 and 84.

3.	Your product pipeline table should highlight your products in development that are reasonably likely to result in an approved product in the foreseeable future. Research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table. Accordingly, please limit your table to products that are at least in the preclinical stage of development.

The table has been revised in response to the Staff’s comment. The Company has responded to the request regarding its in-house product candidates, has moved some of the information to “New Areas for ddRNAi Application” and has maintained the complete list of its out-licensed programs, to ensure accurate and full disclosure. See pages 3, 84 and 108.

Risk Factors, page 12

“We receive Australian government research and development grants…,” page 14

4.	Please expand the discussion to disclose whether and the extent to which there is an application process for the grants. In addition, please quantify the dollar amount of the grants you received in each of the past two years.

The disclosure has been revised in response to the Staff’s comment. See page 14.

“As a foreign private issuer, we are permitted…,” page 51

5.	We note your reference to “certain” home country corporate governance practices. Please expand your discussion to make clear each Australian home country practice upon which you may rely or include a reference to your disclosure under “Exemptions from Certain NASDAQ Corporate Governance Rules, page 141.”

The disclosure has been revised in response to the Staff’s comment to include a reference to the disclosure under “Exemptions from Certain NASDAQ Corporate Governance Rules”. See page 51.

Use of Proceeds, page 56

6.	To the extent practicable, please provide specific estimates of how far you expect the offering proceeds will enable you to advance each of your development programs. For example, you should indicate whether you expect the proceeds of the offering will allow you to fund the Phase I/II clinical trial of TT-034 to completion.

The disclosure has been revised in response to the Staff’s comment. See page 56.

7.	Please expand the discussion in the fifth bullet to specify the approximate amount of proceeds you intend to allocate to the OPMD program, development of ddRNAi modified stem cells as therapeutics, and CAR T, respectively.

The disclosure has been revised in response to the Staff’s comment. See page 56.

8.	Please expand the discussion in the sixth bullet to state the specific amount you intend to allocate for the development of scalable manufacturing and whether this amount is sufficient to complete manufacturing facilities sufficient for your preclinical and clinical purposes.

The disclosure has been revised in response to the Staff’s comment. See page 56.

Business, page 77

Figure 6. Transduction in hepatocytes, page 88

9.	Please revise the narrative disclosure to Figure 6 so that it is sufficiently clear to readers what the illustration represents. Specifically, please explain the significance of the size and concentration of the darker portions of the graphic and clarify how the figure demonstrates nearly 100% transduction of hepatocytes.

The disclosure has been revised in response to the Staff’s comment. See pages 87 and 88.

Figure 7. HCV inhibition and no liver toxicity, page 88

10.	We note you disclose that no liver toxicity was observed in clinically relevant doses of TT-034 and that ALT levels below 40 U/L are considered normal. However, the toxicity chart for Figure 7 presents ALT levels on a scale of 1400 U/L, in increments of 200 U/L, making the observed toxicity measurements difficult to read. Please revise the toxicity chart to present ALT on a smaller scale with smaller increments so that the observed toxicity levels are legible.

The disclosure has been revised in response to the Staff’s comment. See pages 87 and 89.

Figure 12. Effects of TT-211 on VEGF-A, page 97

11.	Please revise the narrative disclosure for Figure 12 to include a more thorough explanation of the results observed so that it is sufficiently clear to lay readers what the graphic represents.

The disclosure has been revised in response to the Staff’s comment. See page 97.

Ongoing Development Plan for AMD – Development of Novel Delivery Vector, page 98

12.	We note your disclosure regarding your relationship with 4DMT. Please file your agreement with 4DMT as an exhibit to your registration statement, or provide an analysis as to why the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

We will submit separately to the Commission an application for confidential treatment of our agreement with 4DMT. The agreement, with confidential information redacted as agreed to with the Staff, will be filed as Exhibit 10.4 to the registration statement.

Our Out-Licensed Programs, page 106

13.	Please disclose the total amount of upfront payments you have received under each license agreement and the total amount of milestone payments you may receive under each agreement. In addition, please file the agreements as exhibits to you registration statement as required under Item 601(b)(10) of Regulation S-K.

The disclosure has been revised to include the licensing payments we have received in each of the past two fiscal years. See page 106. However, the Company does not consider that any of these licensing agreements are material agreements. The agreements were entered into in the ordinary course of business, payments under the agreements are not material and the business is not substantially dependent on the agreements. For these reasons, we do not believe that the licensing agreements are required to be filed under Item 601(b)(10) of Regulation S-K.

Manufacturing, page 113

14.	Please file your agreement with Omnia Biologics, Inc. as an exhibit to your registration statement, or provide an analysis as to why the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The agreement with Omnia Biologics, Inc. was entered into in the ordinary course of business. It is not a contract upon which the Company’s business is substantially dependent because there has been no performance under this agreement to date. For these reasons, we do not believe that this agreement is required to be filed under Item 601(b)(10) of Regulation S-K.

Facilities, page 125

15.	Please update the discussion concerning the status of the leases and file the agreements as exhibits to your registration statement.

The disclosure has been revised in response to the Staff’s comment. See page 124. The lease agreements have been filed as exhibits. See Exhibits 10.5, 10.6 and 10.7.

Principal Shareholders, page 132

16.	We note your largest shareholder, RA Capital Management LLC, is located in the United States. Please revise the disclosure concerning the number of your ordinary shares owned in the United States to include the shares owned by RA Capital Management LLC.

The disclosure has been revised in response to the Staff’s comment. See pages 57 and 132.

Description of Share Capital, page 135

17.	Please include discussion of how management may make calls on shareholders for amounts owed as disclosed in Clause 6 of Exhibit 3. Please see Item 10.B.3(g) of Form 20-F.

The disclosure has been revised in response to the Staff’s comment. See page 138.

18.	Your use of the term “subject to” throughout under this heading often implies additional rights, privileges, or restrictions that are not explained in your descriptions. It is not sufficient to merely reference your Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Please revise your disclosure throughout, as practicable and necessary.

The disclosure has been revised throughout this subsection in response to the Staff’s comment. See pages 136-138.

Enforceability of Civil Liabilities, page 166

19.	Please make clear whether your discussion is based upon an opinion of counsel. Please see Item 101(g)(2) of Regulation S-K.

The disclosure has been revised in response to the Staff’s comment. See page 168.

Other

20.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Staff’s comment is duly noted.

21.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

We respectfully advise the Staff that, at this stage, the Company does not intend to use any graphic, visual or photographic information in the prospectus, other than the tables and charts already included in the Business section of the prospectus. If the Company decides to use any other graphic, visual or photographic information in the prospectus, it will submit them for the Staff’s review in a timely fashion.

22.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and has supplementally provided to the Staff under separate cover all written communications that the Company or anyone authorized to act on the Company’s behalf have presented to potential investors in reliance on Section 5(d) of the Securities Act.

*        *        *         *        *

Please feel free to contact the undersigned at the number below with any comments or questions you may have regarding this letter.

/s/ Peter French

Peter French

Chief Executive Officer

+61 2 9555 6986

Enclosures

cc:	Greg West, Chief Financial Officer

(Benitec Biopharma Limited)

Marc Paul

Andrew Reilly

(Baker & McKenzie)

Divakar Gupta, Partner

Brent Siler, Partner

(Cooley LLP)

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